UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition -
December 31, 2013 and 2012	4

Statements of Income and Changes in Plan Equity -
Years Ended December 31, 2013, 2012 and 2011	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of financial condition of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2013 and 2012, and the income and changes in plan equity for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 28, 2014

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2013 and 2012
	2013	2012
Assets
Investments, at fair value:
Mutual funds	$15,374,276	$11,579,035
Stage Stores, Inc. common stock, as determined by quoted market prices - 61,730 and 52,561 shares with a cost basis of $958,112 and $688,531, respectively	1,371,650	1,302,466
Total investments	16,745,926	12,881,501
Cash	—	4,290
Total assets and plan equity	$16,745,926	$12,885,791

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the Years Ended December 31, 2013, 2012 and 2011
	2013	2012	2011
Additions
Contributions:
Participant	$2,368,487	$1,141,544	$1,510,866
Employer	1,488,348	834,325	1,029,020
Net investment income:
Dividend income on investments in:
Mutual funds	931,135	211,237	195,352
Stage Stores, Inc. common stock	27,537	24,433	20,812
Net appreciation (depreciation) in fair value of investments	1,543,193	1,880,899	(1,199,129)
Total additions	6,358,700	4,092,438	1,556,921
Deductions
Distributions to participants	2,498,565	3,265,514	809,337
Net increase in plan equity	3,860,135	826,924	747,584
Plan equity at beginning of year	12,885,791	12,058,867	11,311,283
Plan equity at end of year	$16,745,926	$12,885,791	$12,058,867

The accompanying notes are an integral part of these financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements
December 31, 2013, 2012 and 2011

1. Plan Description
The following brief description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (the "Company") for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.
Administration of the Plan
Since April 1, 2013, Fidelity Management Trust Company (the "Plan Administrator") has administered all mutual funds and the Company Stock Investment Option, executed all investment transactions, served as the Plan's trustee and held the Plan assets. From July 1, 2010 until April 1, 2013, Wilmington Trust Retirement and Institutional Services Company administered all mutual funds, executed all investment transactions and held the Plan assets; UBS Financial Services, Inc. administered the Company Stock Investment Option; and Pen Cal Administrators, Inc. served as the Plan's recordkeeper.
      Eligibility and Vesting
The Plan covers key employees ("Participants"), the selection of which remains at the sole discretion of the Plan Administrative Committee (the "Committee") of the Company, as defined in the Plan document. Participation is voluntary and Participants can elect to contribute up to fifty percent (50%) of the Participant's compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee from year to year. The Participant and employer matching contributions are vested 100% in the Plan at all times.
Participant Accounts
The Company maintains a Participant Account ("Account") for each Participant deferring compensation to the Plan. The Account is adjusted for the Participant deferral/contribution, employer match and any investment gain or loss (on investments in which the Account balance is placed) and any payment or distribution attributable to that Account.
Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company's common stock (the "Company Stock Investment Option"). Effective April 1, 2013, the Company amended and restated the Plan and the Terms and Conditions of the Company Stock Investment Option to provide that Participant contributions and employer matching contributions designated toward the purchase of Company stock are applied to the purchase of Company stock in the open market in "real time" as those contributions are received rather than on the last trading day of the calendar month. These shares are held in a grantor trust. Once Company stock has been credited to the Participant's Account, it may not be transferred or liquidated by the Participant and shall remain in the Account until such date as the Participant is no longer an employee of the Company and for a period of six months thereafter, at which time the Company stock shall be transferred to the Participant's personal brokerage account, as designated at that time by the Participant; hence, the Company Stock Investment Option portion of the Account cannot be settled in cash. The number of shares of common stock credited to a Participant's Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. During the period the common stock is held by the Plan, Participants will not have the right to vote those shares of common stock and Participants will not have any other incidents of ownership or rights as a shareholder with respect to those shares of common stock.
          Payment of Benefits
On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 2 to 5 year period.

Plan Termination
          The Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.
2.            Significant Accounting Policies
          Basis of Accounting.  The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
          Investment Valuation and Income Recognition.  The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation /depreciation in the fair market value of investments.  Refer to Note 4 for further details related to the Plan's fair value valuation methods.  Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.
          Distributions.  Distributions to participants are recorded when paid.
          Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.
          Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the Statements of Financial Condition.

3.            Investments

          The Plan's investments that represented 5% or more of the Plan's net assets available for plan benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Fidelity Adv New Insights Z	$2,555,750	$—
Blackrock Intl Opportunities Inst	1,609,723	—
Stage Stores, Inc. common stock (1)	1,371,650	1,302,466
Columbia Balanced R5	1,304,671	—
Fidelity Contrafund	1,026,122	—
Lord Abbett Fundamental Equity I	1,014,603	—
Oppenheimer Developing Markets I	955,604	—
American Century Equity Income	895,833	—
Fidelity Adv New Insights A	—	1,880,988
Columbia Balanced A	—	1,103,359
Oppenheimer Developing Markets A	—	1,091,914
American Century Equity Income A	—	1,066,209
Fidelity Adv Treasury Money Market CI T	—	1,043,234
Blackrock International Opportunities Port A	—	757,180
John Hancock Global Opp CL A	—	662,296
Total	10,733,956	8,907,646
Other, individually representing less than 5% of total	6,011,970	3,973,855
Investments, at fair value	$16,745,926	$12,881,501

(1) Indicates party in interest to the Plan

         During the years ended December 31, 2013, 2012 and 2011, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012	2011
Realized gain (loss) on investments in mutual funds	$1,307,495	$325,377	$(611,200)
Unrealized gain (loss) on investments in mutual funds
Domestic equities	195,495	375,409	61,453
International equities	97,278	289,405	(395,350)
Bond	(3,873)	21,039	(19,532)
Balanced	100,731	101,277	(8,257)
Target date	3,049	1,389	—
Stage Stores, Inc. common stock	(156,982)	767,003	(226,243)
Net appreciation (depreciation) in fair value of investments	$1,543,193	$1,880,899	$(1,199,129)

The following tables set forth the detailed investment activities by individual fund for the following periods:

			Net Investment Income
	Investments at 1/1/13	Contributions	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain (Loss) on Investment	Distributions	Transfers	Investments at 12/31/13
Mutual funds:
American Century Equity Income	$—	$4,288	$60,062	$(1,450)	$(52,989)	$(155,472)	$1,041,394	$895,833
American Century Equity Income A	1,066,209	115,091	17,614	92,965	89,157	(19,065)	(1,361,971)	—
American Century Mid Cap Value A	144,941	39,933	1,579	37,052	16,824	—	(240,329)	—
American Century Mid Cap Value Inv	—	3,982	28,318	—	(20,654)	—	444,588	456,234
Blackrock Equity Dividend A	494,550	276,466	10,886	83,227	42,200	(11,688)	(895,641)	—
Blackrock Equity Dividend I	—	17,693	4,309	703	16,846	(60,714)	804,160	782,997
Blackrock Intl Opportunities Port A	757,180	172,713	—	115,209	39,967	(7,262)	(1,077,807)	—
Blackrock Intl Opportunities Inst	—	13,255	6,519	110	52,761	(71,121)	1,608,199	1,609,723
Columbia Balanced A	1,103,359	200,396	7,184	138,280	78,903	—	(1,528,122)	—
Columbia Balanced R5	—	10,980	4,320	295	21,828	(141,249)	1,408,497	1,304,671
Dreyfus S&P 500 Index	4,682	52,312	—	9,257	619	—	(66,870)	—
Fidelity Adv Div Gr A	145,508	28,391	—	29,748	13,623	—	(217,270)	—
Fidelity Adv Dividend Growth Z	—	4,642	2,056	—	4,732	—	219,036	230,466
Fidelity Adv Freedom	—	4,846	142	1,319	—	—	(6,307)	—
Fidelity Adv Freedom 2025-A	11,645	69,221	1,890	1,821	687	—	(85,264)	—
Fidelity Adv Freedom 2030-A	17,489	23,243	859	2,348	1,025	—	(44,964)	—
Fidelity Adv Freedom 2035-A	17,539	23,243	1,218	2,519	1,178	—	(45,697)	—
Fidelity Adv Freedom 2040-A	6,965	22,991	750	1,876	524	—	(33,106)	—
Fidelity Adv Freedom 2045-A	—	1,094	—	43	—	—	(1,137)	—
Fidelity Adv Freedom 2050-A	—	2,188	—	85	—	—	(2,273)	—
Fidelity Adv Gov Income A	—	33,660	117	(99)	—	—	(33,678)	—
Fidelity Adv Gov Income Inst	—	1,295	94	—	(441)	—	33,680	34,628
Fidelity Adv Materials Inst	—	2,725	2,513	—	1,687	—	101,825	108,750
Fidelity Adv Mid Cap II A	365,294	90,719	4,993	87,124	34,693	(7,192)	(575,631)	—
Fidelity Adv Mid Cap II z	—	7,763	66,178	48	(40,892)	(34,874)	632,245	630,468
Fidelity Adv New Insights A	1,880,988	314,236	—	396,398	165,412	(3,486)	(2,753,548)	—
Fidelity Adv New Insights Z	—	13,587	304,355	1,293	(223,222)	(200,824)	2,660,561	2,555,750
Fidelity Adv Small Cap A	220,064	80,448	—	69,339	27,777	(3,774)	(393,854)	—
Fidelity Adv Treasury Money Mkt CI T	1,043,234	488,724	115	—	—	(1,166,761)	(365,312)	—
Fidelity Advisor Income A	88	—	—	—	(1)	—	(87)	—
Fidelity Contrafund	559,962	273,868	70,530	17,850	149,626	(76,739)	31,025	1,026,122
Fidelity Money Market Trust Ret	—	8,848	6	—	—	(57,538)	559,133	510,449
Fidelity Spartan 500 Index	—	10,534	1,634	29	6,693	—	304,775	323,665
Franklin High Income A	242,291	79,754	19,335	(1,949)	1,025	(9,119)	(331,337)	—
Franklin High Income Adv	—	4,648	1,100	805	914	(14,395)	299,424	292,496
Heartland Value Plus IS	436,709	166,874	—	97,476	41,375	—	(742,434)	—
Heartland Value Plus IV	—	8,275	56,424	2,269	(29,105)	—	509,519	547,382
John Hancock Global Opp CL A	662,296	78,605	—	(34,409)	578	—	(707,070)	—

Lord Abbett AII Value A	507,395	225,221	—	122,749	64,227	—	(919,592)	—
Lord Abbett Fundamental Equity I	—	10,286	147,205	(16,761)	(86,572)	(113,486)	1,073,931	1,014,603
MFS New Discovery R4	—	5,601	42,553	(613)	(13,462)	(94,172)	591,976	531,883
NB Real Estate Inst	—	4,203	13,795	—	(13,100)	—	231,569	236,467
Oppenheimer Developing Markets A	1,091,914	310,759	—	78,725	590	(3,286)	(1,478,702)	—
Oppenheimer Developing Markets I	—	15,546	9,772	(573)	4,737	—	926,122	955,604
Pimco Total Return A	521,753	143,310	10,400	(16,878)	(927)	(17,310)	(640,348)	—
Pimco Total Return Inst	—	9,415	3,852	(2,242)	(6,535)	(98,640)	434,036	339,886
T. R. Price Retirement 2025	—	8,783	1,357	—	(273)	—	40,429	50,296
T. R. Price Retirement 2035	—	2,130	1,387	—	(220)	—	44,964	48,261
T. R. Price Retirement 2045	—	1,911	1,213	—	52	—	45,697	48,873
T. R. Price Retirement 2050	—	2,613	922	—	67	—	33,106	36,708
T.R. Price Retirement 2030	—	328	34	—	6	—	1,137	1,505
T.R.Price Retirement 2040	—	438	71	—	3	—	2,273	2,785
T.R.Price Retirement Inc	—	1,454	1,044	—	(556)	—	55,433	57,375
Templeton Global Bond A	276,980	71,029	9,833	(8,464)	1,036	(3,195)	(347,219)	—
Templeton Global Bond Adv	—	4,258	2,136	(29)	1,612	(38,244)	333,061	302,794
Wasatch Intl Growth	—	4,721	10,461	—	(1,355)	—	423,775	437,602
Stages Stores, Inc common stock	1,302,466	287,588	27,537	—	(156,982)	(88,959)	—	1,371,650
	$12,881,501	$3,861,125	$958,672	$1,307,495	$235,698	$(2,498,565)	$—	16,745,926

			Net Investment Income
	Investments at 1/1/12	Contributions	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain (Loss) on Investment	Distributions	Transfers	Investments at 12/31/12
Mutual funds:
American Century Equity Income A	$907,941	$98,221	$33,078	$24,695	$52,121	$(78,366)	$28,519	$1,066,209
American Century Mid Cap Value A	2,496	17,652	5,203	923	10,564	—	108,103	144,941
Blackrock Equity Dividend A	3,475	89,158	7,534	5	16,530	—	377,848	494,550
Blackrock Intl Opportunities Port A	699,957	130,074	10,491	22,224	99,977	(168,194)	(37,349)	757,180
Columbia Balanced A	857,429	137,815	11,887	10,230	101,277	(76,218)	60,939	1,103,359
Dreyfus S&P 500 Index	157	4,330	144	—	51	—	—	4,682
Fidelity Adv Div Gr A	—	5,585	1,092	—	15,600	—	123,231	145,508
Fidelity Adv Freedom 2025-A	—	11,161	213	—	271	—	—	11,645
Fidelity Adv Freedom 2030-A	—	16,742	319	—	428	—	—	17,489
Fidelity Adv Freedom 2035-A	—	16,742	281	—	516	—	—	17,539
Fidelity Adv Freedom 2040-A	—	6,682	109	—	174	—	—	6,965
Fidelity Adv Mid Cap II A	5,930	36,800	17,420	—	4,230	—	300,914	365,294
Fidelity Adv New Insights A	1,994,202	258,701	7,585	84,682	211,842	(198,303)	(477,721)	1,880,988
Fidelity Adv Small Cap A	6,188	33,210	689	(66)	18,644	—	161,399	220,064
Fidelity Adv Treasury Money Mkt CI T	2,121,315	227,837	196	—	—	(1,517,643)	211,529	1,043,234
Fidelity Advisor Income A	213,034	4,285	860	574	(2)	—	(218,663)	88
Fidelity Contrafund	76,119	135,594	5,868	5,650	17,077	—	319,654	559,962
Franklin High Inc A	557,536	67,527	22,980	16,178	12,080	(5,424)	(428,586)	242,291
Heartland Value Plus IS	32,850	87,466	16,464	(7,407)	(3,641)	—	310,977	436,709
John Hancock Global Opp CL A	1,408,680	117,742	4,870	94,163	47,451	(270,536)	(740,074)	662,296
Lord Abbett AII Value A	483,361	104,404	8,911	14,974	32,391	(140,502)	3,856	507,395
Oppenheimer Developing Markets A	743,439	176,617	4,257	33,075	141,977	(299,447)	291,996	1,091,914
Pimco Total Return A	505,436	112,613	30,919	12,111	2,335	(5,083)	(136,578)	521,753
Templeton Global Bond A	440,754	56,361	19,867	13,366	6,626	—	(259,994)	276,980
Stage Stores, Inc. common stock	922,377	94,451	24,433	—	767,003	(505,798)	—	1,302,466
	$11,982,676	$2,047,770	$235,670	$325,377	$1,555,522	$(3,265,514)	$—	$12,881,501

			Net Investment Income
	Investments at 1/1/11	Contributions	Dividend Income	Realized (Loss) Gain on Investment	Unrealized (Loss) Gain on Investment	Distributions	Transfers	Investments at 12/31/11
Mutual funds:
American Century Equity Income A	$—	$38,680	$14,722	$(6,034)	$38,419	$(42,777)	$864,931	$907,941
AMCAP Fund A	1,188,197	177,456	4,970	(50,253)	—	(18,462)	(1,301,908)	—
American Balanced Fund A	927,541	145,754	11,115	(9,867)	—	—	(1,074,543)	—
American High-Income Trust A	181,326	48,525	10,219	(9,301)	—	(4,766)	(226,003)	—
Capital World Bond Fund A	245,358	44,160	3,930	11,606	—	(46,599)	(258,455)	—
Intermediate Bond Fund of America A	223,170	66,300	3,549	4,721	—	(30,792)	(266,948)	—
New World Fund A	1,048,028	184,513	—	(75,221)	—	(34,082)	(1,123,238)	—
SMALLCAP World Fund A	988,073	165,722	—	(102,077)	—	(8,806)	(1,042,912)	—
Washington Mutual Investors Fund A	990,990	152,747	11,650	(15,925)	—	(54,409)	(1,085,053)	—
Capital World Growth and Income Fund A	893,973	127,848	14,303	(70,955)	—	(44,057)	(921,112)	—
American Century Mid Cap Value A	—	2,443	109	—	(56)	—	—	2,496
EuroPacific Growth Fund A	756,360	153,561	—	(65,598)	—	(23,320)	(821,003)	—
The Growth Fund of America A	1,264,597	201,759	—	(76,418)	—	(48,544)	(1,341,394)	—
The Investment Company of America A	620,295	94,722	6,131	(47,735)	—	—	(673,413)	—
American Funds Money Market Fund	902,664	261,821	—	—	—	(260,327)	(904,158)	—
Blackrock Equity Dividend A	—	3,362	19	6,462	(46)	—	(6,322)	3,475
Blackrock Intl Opportunities Port A	—	48,427	12,486	(8,131)	(70,058)	(4,916)	722,149	699,957
Columbia Balanced A	—	45,232	33,272	(2,221)	(8,257)	(5,143)	794,546	857,429
Dreyfus S&P 500 Index	—	155	3	—	(1)	—	—	157
Fidelity Adv Mid Cap II A	—	6,076	—	—	(146)	—	—	5,930
Fidelity Adv New Insights A	—	111,161	—	(26,470)	13,488	(46,146)	1,942,169	1,994,202
Fidelity Adv Small Cap A	—	6,076	424	—	(312)	—	—	6,188
Fidelity Adv Treasury Money Mkt CI T	—	81,728	41	—	—	—	2,039,546	2,121,315
Fidelity Advisor Income A	—	667	2,750	—	(2,107)	—	211,724	213,034
Fidelity Contrafund	—	15,500	110	11,936	3,323	—	45,250	76,119
Franklin High Inc A	—	19,354	7,570	99	9,680	(19,274)	540,107	557,536
Heartland Value Plus IS	—	5,876	586	9,379	2,258	—	14,751	32,850
John Hancock Global Opp CL A	—	73,613	7,025	(48,033)	(236,216)	(45,259)	1,657,550	1,408,680
Lord Abbett AII Value A	—	32,037	16,001	(15,064)	4,526	(5,605)	451,466	483,361
Oppenheimer Developing Markets A	—	55,738	13,829	(23,351)	(89,076)	(23,177)	809,476	743,439
Pimco Total Return A	—	25,144	6,402	(7)	(2,330)	(812)	477,039	505,436
Templeton Global Bond A	—	16,873	14,136	(2,742)	(24,775)	(38,496)	475,758	440,754
Stage Stores, Inc. common stock	1,015,360	116,016	20,812	—	(226,243)	(3,568)	—	922,377
	$11,245,932	$2,529,046	$216,164	$(611,200)	$(587,929)	$(809,337)	$—	$11,982,676

4.            Fair Value Measurements
In accordance with Accounting Standards Codification ("ASC") No. 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common Stocks. Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
  The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and typically reflect the Plan Administrator's estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	2013
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual funds:
Domestic equities	$9,340,620	$9,340,620	$—	$—
International equities	3,002,929	3,002,929	—	—
Bond	1,537,628	1,537,628	—	—
Balanced	1,304,671	1,304,671	—	—
Target date	188,428	188,428	—	—
Stage Stores, Inc. common stock	1,371,650	1,371,650	—	—
	$16,745,926	$16,745,926	$—	$—

	2012
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual funds:
Domestic equities	$5,826,302	$5,826,302	$—	$—
International equities	2,511,390	2,511,390	—	—
Bond	1,041,112	1,041,112	—	—
Money market	1,043,234	1,043,234	—	—
Balanced	1,103,359	1,103,359	—	—
Target date	53,638	53,638	—	—
Stage Stores, Inc. common stock	1,302,466	1,302,466	—	—
	$12,881,501	$12,881,501	$—	$—
For the years ended December 31, 2013 and 2012, there were no transfers between levels.
5.            Administrative Expenses
          All administrative expenses of the Plan are paid by the Company.
6.            Income Tax Status
           The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

7.            Exempt Party-in-Interest Transactions
          At December 31, 2013 and 2012, the plan held $1,371,560 and $1,302,466, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $958,112 and $688,531, respectively. During the year ended December 31, 2013, 2012 and 2011 the Plan recorded dividend income of $27,537, $24,433 and $20,812 from the Company's shares, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administrative Committee, which is the administrative committee for the Stage Stores, Inc. Nonqualified Deferred Compensation Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

March 28, 2014	/s/ Oded Shein
(Date)	Oded Shein
Plan Administrative Committee
Stage Stores, Inc.